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                            December 4, 2020

       Zig Serafin
       Chief Executive Officer
       Qualtrics International Inc.
       333 West River Park Drive
       Provo, UT 84604

                                                        Re: Qualtrics
International Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
20, 2020
                                                            CIK No. 0001747748

       Dear Mr. Serafin:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated November 9, 2020.

       Draft Registration Statement on Form S-1

       Business, page 97

   1. We note your responses to prior comments 5 and 6 regarding your relationship with SAP with regards to your
sales and marketing partnerships. Please provide more detail of your
                                                        "solution selling
partnership," as described on page 108, as to how this partnership operates and how your
solutions are sold to SAP's customer base. Please clarify if a significant number of
your sales are based on such co-selling arrangements with SAP and if you are
substantially dependent on SAP to market and sell your solutions.
 Zig Serafin
FirstName  LastNameZig    Serafin
Qualtrics International Inc.
Comapany4,
December    NameQualtrics
              2020           International Inc.
December
Page 2     4, 2020 Page 2
FirstName LastName
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-13

2. Please clarify why the renewable offerings have highly variable pricing. You state that
         "techniques consider the individual contract   s expected renewal
price" when you use
         estimation techniques. Please clarify whether the techniques consider other observable or non-observable data for establishing Standalone Selling Price. Further, explain why you believe that a substantive renewal rate constitutes SSP when the rates are highly variable.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202)
551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Lona Nallengara, Esq.